JPMORGAN INSURANCE TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

April 17, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Insurance Trust (the “Trust”); File Nos. 33-66080; 811-07874–

Post-Effective Amendment No. 53

Dear Ms. White:

This letter is in response to the additional comments you provided on April 17, 2017 with respect to the filing related to the JPMorgan Insurance Trust Global Allocation Portfolio (the “Fund”). Our responses to your comments are set forth below.

COMMENT

1.	Comment: The prospectus states that the Fund may invest in emerging markets and generally defines emerging markets. Please consider defining emerging markets with greater specificity, such as a list of countries that are emerging markets.

Response: While the Fund believes the current disclosure is sufficient, it will add the following disclosure to its statement of additional information where emerging market securities are described:

“Emerging markets include most countries in the world except Australia, Canada, Japan, New Zealand, the United Kingdom, the United States, and most of the countries of Western Europe and Hong Kong.”

As you are aware, the Fund is a series of the JPMorgan Insurance Trust, which is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by the separate accounts of various insurance companies. Please note that, in connection with the current annual update of the Fund’s registration statement, the Fund has already begun the process of providing its prospectus to the insurance companies. As such, the disclosure above will be included in the Fund’s statement of additional information. However, the Fund will consider including the above disclosure in the Fund’s prospectus during its next annual update.

*            *              *            *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary

2